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Allstream Inc.
(Formerly AT&T Canada Inc.)

Consolidated Condensed Financial Statements
For the three and six months ended September 30, 2003

Management's Discussion & Analysis of Financial Condition
and Results of Operations

(Unaudited)
(expressed in Canadian dollars)

Allstream Inc.
(Formerly AT&T Canada Inc.)
Consolidated Balance Sheets

(in thousands of dollars)
(unaudited)

	September 30 2003	April 1 2003
		(note 1)
Assets
Current assets:
Cash and cash equivalents	$307,663	$175,230
Accounts receivable	160,798	151,794
Other current assets	29,776	28,695

	498,237	355,719
Property, plant and equipment	543,101	557,961
Intangible assets	—	6,147
Other assets	19,548	14,402

	$1,060,886	$934,229

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$32,925	$30,061
Accrued liabilities	192,676	135,201
Income taxes payable	—	472
Current portion of capital lease obligations	4,446	4,255

	230,047	169,989
Long-term portion of capital lease obligations	16,592	16,602
Other long-term liabilities	47,654	46,462
Deferred pension liability	103,710	120,176
Shareholders' equity
Class A Voting and Class B Limited Voting Shares	581,000	581,000
Contributed surplus (note 6)	33,414	—
Retained earnings	48,469	—

	662,883	581,000

	$1,060,886	$934,229

Basis of presentation and reorganization proceedings (note 1)

Commitments and contingencies (note 8)

See accompanying Notes to Consolidated Condensed Financial Statements

Allstream Inc.
(Formerly AT&T Canada Inc.)

Consolidated Statements of Operations and Retained Earnings (Deficit)

(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
			(Predecessor)	(Predecessor)	(Predecessor) (Restated note 2(a))
Revenue	$309,271	$645,853	$353,325	$359,861	$1,128,548
Expenses:
Service costs	169,946	365,609	216,061	223,003	729,228
Selling, general and administrative	73,210	145,027	70,970	82,578	256,532
Workforce reduction costs and provision for restructuring	—	—	(11,822)	—	70,526
Write-down of property, plant and equipment and goodwill	—	—	—	—	1,203,228
Depreciation and amortization	26,368	54,237	41,625	46,675	228,775

Income (loss) from operations	39,747	80,980	36,491	7,605	(1,359,741)
Other income (expense):
Interest income	2,156	4,305	29	2,420	6,883
Interest expense	(1,176)	(2,434)	(104,566)	(109,537)	(321,627)
Foreign exchange gain on long-term debt	—	—	324,076	(155,399)	(74,555)
Write-down of long-term investments and other assets	—	—	—	—	(11,855)
Reorganization expenses	—	—	(26,250)	—	—
Other income (expense)	—	—	24	(198)	(2,045)

Income (loss) before provision for income taxes	40,727	82,851	229,804	(255,109)	(1,762,940)
Provision for income taxes (note 6)	(16,640)	(34,382)	—	(1,730)	(4,949)

Income (loss) for the period	24,087	48,469	229,804	(256,839)	(1,767,889)
Retained earnings (Deficit), beginning of period, as previously reported	24,382	—	(4,888,505)	(4,567,896)	(1,513,805)
Adjustment for change in accounting policy for foreign exchange (note 2(a))	—	—	—	—	(12,274)

Retained earnings (Deficit), beginning of period, as restated	24,382	—	(4,888,505)	(4,567,896)	(1,526,079)
Adjustment for change in accounting policy for goodwill (note 2(b))	—	—	—	—	(1,530,767)

Retained earnings (Deficit), end of period	$48,469	$48,469	$(4,658,701)	$(4,824,735)	$(4,824,735)

Income (loss) per Share (note 5)
Basic	$1.21	$2.43	$2.14	$(2.54)	$(17.58)
Diluted	$1.20	$2.42	$2.14	$(2.54)	$(17.58)
Weighted average number of Shares outstanding (in thousands) (note 5)
Basic	19,830	19,914	107,216	100,977	100,560
Diluted	20,021	20,045	107,216	100,977	100,560

See accompanying Notes to Consolidated Condensed Financial Statements

Allstream Inc.
(Formerly AT&T Canada Inc.)

Consolidated Statements of Cash Flows

(in thousands of dollars)
(unaudited)

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
			(Predecessor)	(Predecessor)	(Predecessor) (Restated note 2(a))
Cash provided by (used in):
Operating activities:
Income (loss) for the period	$24,087	$48,469	$229,804	$(256,839)	$(1,767,889)
Adjustments required to reconcile loss to cash flows from operating activities:
Depreciation and amortization	26,368	54,237	41,625	46,675	228,775
Write-down of long-lived assets	—	—	—	—	1,203,228
Write-down of long-term investments	—	—	—	—	11,855
Accretion of interest	664	1,395	34,220	41,102	120,420
Amortization of debt issuance costs	—	—	1,893	2,928	8,018
Amortization of deferred gain on termination of cross currency swaps and forward contracts	—	—	(7,459)	(4,199)	(8,773)
Stock-based compensation expense (note 4)	1,123	1,869	—	—	—
Benefit of tax loss carryforwards (note 6)	16,134	33,414	—	—	—
Unrealized foreign exchange gain	(50)	(81)	(318,530)	159,204	79,150
Deferred pension charges	3,267	5,367	7,752	—	—
Other	2	(333)	(98)	(6,018)	(5,704)

	71,595	144,337	(10,793)	(17,147)	(130,920)
Change in non-cash working capital	3,006	24,294	32,452	(9,497)	(72,580)

Net cash generated by (used in) operating activities	74,601	168,631	21,659	(26,644)	(203,500)
Investing activities:
Dispositions of investment (net of disposition costs) (note 9)	7,354	7,354	—	—	2,200
Additions to property, plant and equipment	(22,483)	(38,277)	(33,227)	(10,844)	(84,499)
Additions to other assets	(64)	(4,724)	(16)	268	206

Net cash used in investing activities	(15,193)	(35,647)	(33,243)	(10,576)	(82,093)
Financing activities:
Issue of share capital, net of issue costs	—	—	—	9,830	33,645
Share repurchase cost	—	—	(150)	—	—
Termination of cross currency swaps and forward contracts	—	—	—	—	85,504
Draw from (repayment of) credit facility	—	—	—	—	30,000
Debt issue and credit facility costs	—	—	—	(38)	(1,295)
Repayment of capital leases	(293)	(577)	(313)	—	—
Increase (Decrease) in other long term liabilities	174	(55)	—	(182)	(502)

Net cash generated by (used in) financing activities	(119)	(632)	(463)	9,610	147,352
Effect of exchange rate changes on cash	50	81	(243)	1,538	526

Increase (decrease) in cash and cash equivalents	59,339	132,433	(12,290)	(26,072)	(137,715)
Cash and cash equivalents, beginning of period	248,324	175,230	420,542	425,651	537,294

Cash and cash equivalents, end of period	$307,663	$307,663	$408,252	$399,579	$399,579

See accompanying Notes to Consolidated Condensed Financial Statements
Supplemental Information:
Income taxes paid	$—	$1,304	$750	$3,000	$7,291
Interest paid	$—	$—	$—	$26,113	$157,931
Pension plan contributions paid	$11,322	$11,322	$20,721	$—	$—
Extinguishment of bonds on termination of swaps	$—	$—	$—	$84,866	$84,866

Notes to Consolidated Condensed Financial Statements

For the three and six months ended September 30, 2003

(Unaudited)

        (Dollar amounts are stated in thousands of Canadian dollars except per share amounts and where otherwise noted)

        Allstream Inc. is a communication solutions provider with a portfolio of Connectivity, Infrastructure Management and IT Services.

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "CBCA") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream").

1.     Basis of presentation and reorganization proceedings:

        On October 15, 2002, the Predecessor and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fibre US Inc., MetroNet Fibre Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under CCAA with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

        The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies (the "Affected Creditors") and to simplify the operating corporate structure of the AT&T Canada Companies.

        The significant steps in the implementation of the Plan were:

  (i)
  the formation of a new entity, New AT&T Canada Inc. (now Allstream Inc.), and the acquisition by it of the shares of the Predecessor;

  (ii)
  the exchange and compromise of all of the then existing $4.6 billion of the Predecessor's senior notes (the "Senior Notes") and certain other affected claims of the holders of such Senior Notes and other affected claims of the Affected Creditors, in exchange for $233 million in cash, and 100% of the equity of Allstream (note 3);

  (iii)
  the amalgamation of certain wholly-owned subsidiaries of the Predecessor to form a new operating company now known as Allstream Corp.;

  (iv)
  the cancellation of all outstanding equity, including warrants and share purchase options of the Predecessor that was not owned by the Company;

  (v)
  establishment of a new Board of Directors for Allstream and its subsidiaries; and

  (vi)
  the establishment of a new management incentive plan ("Management Incentive Plan") for Allstream and the cancellation of the then existing incentive plans without compensation (note 4).

        Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Company on April 1, 2003. The Company's balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value ("Equity Value"). The Equity Value was determined with the assistance of independent financial advisors appointed by the Company to assist in effecting the Plan, utilizing three different going concern valuation approaches: discounted cash flow approach, market multiple approach and comparative transaction approach. The methodologies employed estimated an Equity Value range of approximately $531.3 million to $631.3 million.

        The Predecessor's financial information has been presented pursuant to regulatory requirements. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described below. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company.

        The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

	Adjustments
	March 31, 2003 Balance prior to Plan Implementation	The Plan		Fresh Start Accounting(6)	April 1, 2003 Balance after Plan
	(unaudited)				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$175,230	$—		$—	$175,230
Cash held in escrow	233,022	(233,022	)(1)	—	—

Cash and cash equivalents	408,252	(233,022)		—	175,230
Accounts receivable	153,994	—		(2,200)	151,794
Other current assets	28,695	—		—	28,695

	590,941	(233,022)		(2,200)	355,719
Property, plant and equipment	927,072	—		(369,111)	557,961
Intangible assets	6,410	—		(263)	6,147
Deferred pension asset	67,437	—		(67,437)	—
Other assets	55,323	(37,381	)(2)	(3,540)	14,402

	$1,647,183	$(270,403)		$(442,551)	$934,229

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Liabilities not subject to compromise:
Accounts payable	$31,326	$—		$(1,265)	$30,061
Accrued liabilities	184,388	(29,834	)(4)	(19,352)	135,201
Income taxes payable	472	—		—	472
Current portion of capital lease obligations	4,255	—		—	4,255
Liabilities subject to compromise	$4,528,426	$157,895	(3)	—	—
		(4,686,321	)(1)	—

	4,748,867	(4,558,260)		(20,617)	169,989
Long term portion of capital lease obligations	16,602	—		—	16,602
Deferred pension liability	—	—		120,176	120,176
Other long-term liabilities	46,917	—		(456)	46,462
Deferred foreign exchange	99,158	(99,158	)(4)	—	—
Shareholders' equity (deficit)
Old Common shares	1,393,844	(1,393,844	)(5)	—	—
New Class A Voting and Class B Limited shares		581,000	(1)	—	581,000
Warrants	496	(496	)(5)	—	—
Deficit	(4,658,701)	5,200,355		(541,654)	—

	(3,264,361)	4,387,015		(541,654)	581,000

	$1,647,183	$(270,403)		$(442,551)	$934,229

Notes to Consolidated Condensed Financial Statements

For the three and six months ended September 30, 2003

(Unaudited)

Summary of adjustments:

Plan of Arrangement Adjustments:

(1)
In accordance with the provisions of the Plan, each Affected Creditor received a pro-rata share of the cash distribution of $233 million and 100% of the equity of Allstream, consisting of Class A Voting Shares and Class B Limited Voting Shares in exchange for the affected claims of the Affected Creditors. The Equity Value of $581.0 million was determined with the assistance of independent financial advisors, using a going concern valuation approach.

(2)
Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.

(3)
Reflects the reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes without court approval or until the Plan was implemented. Accordingly, while the Company continued to accrue for interest expense on the Senior Notes until March 31, 2003, no interest or penalties accrued on the claims of the Affected Creditors from and after October 15, 2002. The interest accrued by the Company was reversed on the implementation of the Plan on April 1, 2003.

(4)
Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.

(5)
Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Predecessor and all issued and outstanding warrants and options were cancelled without payment or consideration.

Fresh Start Adjustments:

(6)
Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Company's deficit was eliminated. Accounts receivable, accounts payable and accrued liabilities were valued at book value adjusted for changes in estimates relating to resolution of contingencies including legal claims, customer disputes and supplier contract negotiations. Other long-term liabilities, representing right of way and network access contracts, were fair valued based upon current market rates for such contracts. The fair value of the deferred pension liability was determined by an independent actuary. The fair value of property, plant and equipment was based on the assessment by an independent valuations expert hired by the Company to assist management but the amount allocated to property, plant and equipment was limited by the amount of the Equity Value. The amount allocated to property, plant and equipment was the excess of the Equity Value over the fair value of the remaining assets and liabilities.

        During the current quarter, the Canadian Radio-television and Telecommunication Commission (the "CRTC"), released Telecom Decision CRTC 2003-60 which further broadened competitor interim access to cost based digital network access service (CDNA). Cost reductions received by the Company as a result of this Decision are retroactive to June 2002. The Company is currently evaluating the impact of the final resolution on the opening balance sheet of the Company as at April 1, 2003, which is expected to be determined in the final quarter of fiscal 2003, and will be recorded as a fresh start entry.

2.     Significant accounting policies:

        The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

        Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the Predecessor's audited consolidated financial statements and notes thereto for the year ended December 31, 2002.

        The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        Accounting policy changes impacting the Predecessor's comparative financial statements are described in the Predecessor's consolidated financial statements for the year ended December 31, 2002, and include:

  (a)
  Effective January 1, 2002, the Predecessor adopted revised HB 1650 "Foreign Currency Translation", which required retroactive restatement of prior periods to adjust for the elimination of deferral and amortization of foreign currency gains and losses on long-term monetary items with a fixed or ascertainable life. Deferred foreign exchange of $12.3 million as of the date of adoption was reduced with a corresponding increase in opening deficit.

  (b)
  Effective January 1, 2002, the Predecessor recorded a transitional goodwill impairment charge to opening deficit and goodwill of $1,530.8 million as part of its adoption of HB 3062 "Goodwill and Other Intangible Assets".

        These consolidated condensed financial statements are prepared following accounting policies consistent with the Predecessor's audited consolidated financial statements and notes thereto for the year ended December 31, 2002, except for the following accounting policies:

  (a)
  Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded into operating income over the vesting period of the award. Changes in the Company's payment obligation prior to the settlement date related to fluctuations in the Company's share price, is recorded in operating income in the period incurred. The payment amount is established for Share Appreciation Rights ("SARs") on the date of exercise of the award by the employee; for Restricted Share Units ("RSUs"), the vesting date of the award; and for Deferred Share Units ("DSUs"), the later of the date of termination of employment or directorship.

        The Company's contribution to the Employee Share Ownership Plan is recorded as compensation cost in the period the obligation to contribute is incurred.

  (b)
  In December 2002, the CICA issued HB 3063, "Impairment or Disposal of Long-Lived Assets" and revised HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of HB 3061, "Property, Plant and Equipment" and HB 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP. HB 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used, exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. HB 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. HB 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Revised HB 3475 is applicable to disposal activities committed to by the Company after May 1, 2003. Revised HB 3475 has had no impact on the Company's financial statements, as there have not been disposal activities committed to by the Company after May 1, 2003. HB 3063 has had no impact on the Company's financial statements.

  (c)
  Effective January 1, 2003, the Company adopted Accounting Guideline ("AcG") AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standard Board ("FASB") FASB Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in note 8(b)(ii).

3.     Share Capital

  (a)
  Authorized

        The Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"). The two classes of shares were created to ensure compliance with the foreign ownership restrictions in the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder. Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the Board. Holders of Class A Voting Shares are entitled to receive the remaining assets of the Company on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

        Class A Voting Shares

        Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of the Company shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. Holders of Class A

Voting Shares are entitled to receive notice of and attend to vote at all meetings of the shareholders of the Company except at a meeting at which holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or the Articles of the Company. Holders of Class A Voting Shares are entitled to elect five of nine members to the Board, subject to increase in accordance with the Company's Articles, commencing at such time as holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity.

        Class B Limited Voting Shares

        Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of a partial removal. The Class B Limited Voting Shares are also convertible into Class A Voting Shares on a one-for-one basis, at the option of the holder in certain other limited circumstances, if the holder submits a Canadian residency declaration.

        Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the Board, subject to reduction in accordance with the Company's Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity. The number of directors elected by holders of Class B Limited Voting Shares will be reduced in accordance with the percentage of total equity held by holders of Class B Limited Voting Shares in accordance with the Articles and the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional directors. Class B Limited Voting Shares are entitled to vote as a separate class in limited circumstances as described in the Articles.

        Shareholder Rights Plan

        The Company has established a Shareholder Rights Plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for the Company. The Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the outstanding Class A Voting Shares (or such higher amount as may be determined by the Board of Directors, provided such amount does not exceed 20% of the outstanding Class A Voting Shares), or (ii) 20% of the aggregate outstanding Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"), other than under certain conditions. The initial lower threshold for bids for Class A Voting Shares recognizes the restriction on non-Canadian holders acquiring additional Class A Voting Shares due to ownership restrictions under the Telecommunications Act.

        The Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Company's Board of Directors for the benefit of all shareholders to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company.

4.     Stock-based compensation plans

  (a)
  Management Incentive Plan

        The Board established and administers a Management Incentive Plan permitting the grant of RSUs, SARs, stock options ("Options"), and other share-based awards to management employees of the Company. An aggregate of 2 million Shares have been reserved for issuance under the Management Incentive Plan.

        RSUs, SARs and Options granted under the Management Incentive Plan are non-assignable except as provided therein and SARs and Options expire not later than ten years from the date of grant.

        Restricted Share Units

        Under the Management Incentive Plan, certain employees may receive an award in the form of an RSU, which vests at the end of three years. Stock-based compensation representing the underlying value of the award is recognized evenly over the three-year vesting period, at which time the RSUs are settled by the delivery of Shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the underlying Shares on the Toronto Stock Exchange. As at September 30, 2003, there were 240,644 RSUs awarded and outstanding of which none were vested.

        Share Appreciation Rights

        SARs grants are settled by the delivery of a cash payment equal to the difference between the fair market value of the underlying Share upon exercise and at the date of grant, multiplied by the number of Shares upon which a SAR is based. The Board, at its discretion, may elect to have the Company deliver the underlying Shares, cash or a combination of underlying Shares and cash. SARs granted in conjunction with the granting of Options would have the same terms for vesting as the Options to which they relate. Otherwise, each SAR grant vests as to one third each on the date of grant, and on the first and second anniversaries of the date of grant. SAR grants are exercisable over a maximum ten year term. As at September 30, 2003, there were no SARs awarded and outstanding.

Stock Options

        The number of Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Management Incentive Plan shall not exceed 5% of the aggregate outstanding Shares. Each Option is exercisable into one Share of Allstream at a price no less than the closing price of the Shares on the day immediately preceding the grant date and generally vest over three years.

        The following table summarizes the Company's Options outstanding at September 30, 2003:

	Number of Shares	Exercise prices per share	Weighted average exercise price
	(000's)
Outstanding, April 1, 2003	—		—
Granted	657	36.05 to 54.50	36.80
Cancelled	(52)	36.05	36.05
Exercised	—	—	—

Outstanding, September 30, 2003	605	36.05 to 54.50	36.86

        As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. The standard requires the disclosure of pro forma income for the quarter per share as if the Company had accounted for employee stock options under the fair value method. Had the Company adopted the fair value method for employee stock options using the fair value method, net income per share would have decreased for the periods as indicated below:

	Three months ended September 30, 2003	Six months ended September 30, 2003
Net income—as reported	$24,087	$48,469
Stock-based compensation expense	(385)	(715)

Net income—pro forma	$23,702	$47,754

Net income per share:
As reported:
Basic	$1.21	$2.43
Diluted	1.20	2.42
Pro-forma:
Basic	1.20	2.40
Diluted	1.18	2.38

Weighted average number of shares outstanding (in thousands)
Basic	19,830	19,914
Diluted	20,021	20,045

        For purposes of the above pro forma disclosures, in the three months ended September 30, 2003, 28,500 options with a weighted average fair value of $16.70 per share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended September 30, 2003
Risk-free interest rate (%)	3.28%
Weighted average expected volatility (%)	28.63%
Expected life (in years)	5
Expected dividends	—

        The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

  (b)
  Employee Share Ownership Plan

    The Board has approved a new Employee Share Ownership Plan ("ESOP"), effective July 2003. All permanent full-time salaried and sales employees and all bargaining unit employees, including permanent and temporary, full and part-time are eligible. The maximum contribution level is 8% of base pay for salaried and bargaining unit employees or target income for employees on sales commission. Allstream will match 25% of each participating employee's contributions on a quarterly basis. Upon attainment of certain Company targets, the Company will contribute an additional 25% match. This amount will be payable to active employees as of December 31st of each year and will be paid on the date the annual variable pay is paid.

  (c)
  Director Compensation Plan

    Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of DSUs, the value of which is determined by the market price of the Company's Shares at the time of payment of the director's annual retainer fees. Upon termination of Board service, the cash value for the DSUs determined by the average closing price of the Shares for the five trading days immediately prior to the date of termination of Board service. In the three months ended September 30, 2003, 3,165 DSUs have been granted, are outstanding and are fully vested.

5.     Net income per share:

	Three months ended September 30,2003	Six months ended September 30,2003
Denominator:
Basic weighted average number of shares outstanding (in thousands)	19,830	19,914
Effect of dilutive securities
Employee stock options	191	131

Diluted weighted average number of shares outstanding (in thousands)	20,021	20,045
Net income per share:
Basic	$1.21	$2.43
Diluted	1.20	2.42

        For the three months ended March 31, 2003, the Predecessor had no stock options or warrants outstanding. For the Predecessor's three and six months period ended September 30, 2002, the effect of converting the Predecessor's stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

6.     Income taxes

        The implementation of the Plan and certain preliminary transactions resulted in a forgiveness of indebtedness of approximately $3,900 million for income tax purposes. The forgiven amount was applied to reduce non-capital losses of approximately $766 million and approximately $3,134 million of capital losses available to the Company. The capital losses arose on an acquisition of control of the Predecessor that occurred on the implementation of the Plan.

        Following the implementation of the Plan, the remaining non-capital tax losses of the Predecessor are available to reduce taxable income of the Company. The use of these losses will generally be restricted in future years to profits from the Predecessor business that gave rise to the losses, and profits from similar businesses. The benefit of the Predecessor's losses was not recorded as an asset during the application of fresh start accounting. As the Predecessor incurred significant losses and did not have a history of operating income, a full valuation allowance was recorded to reduce future income tax assets to nil.

        When a future income tax asset, not recognized during the application of fresh start accounting, is subsequently recognized, the benefit is recorded as a capital transaction and is included in contributed surplus. The benefit of Predecessor tax losses utilized and recorded by the Company during the three months ended September 30, 2003 amounted to $16.1 million (six months ended September 30, 2003—$33.4 million).

        During the current quarter, the Company completed its evaluation of the impact of the financial restructuring on the amount of tax losses and other tax assets that are available for carry-forward, as at April 1, 2003. The results of this evaluation are summarized below:

As at April 1, 2003
Future tax assets:
Future income tax deductions	$38,290
Operating loss carryforwards	997,062
Deferred pension liability	39,483
Debt and restructuring costs	21,784

Total future tax assets	1,096,619
Valuation allowance	(1,096,619)

Net future income tax assets	$—

        At April 1, 2003, the Company has non-capital losses of approximately $3.184 billion. Subject to the restriction noted above, these losses are available to reduce future years' taxable income and expire as follows:

2003	$1,223
2004	193,611
2005	101,929
2006	526,931
2007	499,461
2008	234,286
2009	1,626,299

$3,183,740

7.     Segmented information:

        The Company currently operates in one operating segment, the communications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product revenue.

        Revenue by product is as follows:

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
			Predecessor	Predecessor	Predecessor
Data	$101,317	$206,845	112,256	$110,229	$345,255
Local	53,182	110,657	56,912	58,242	177,618
Internet and IT Services	42,477	86,113	46,179	47,509	146,700
Other	2,387	7,763	4,111	7,620	21,442

	199,363	411,378	219,458	223,600	691,015
Long distance	109,908	234,475	133,867	136,261	437,533

	$309,271	$645,853	353,325	$359,861	$1,128,548

        During the three months and six months ended September 30, 2003, no customer of the Company individually represented more than 10% of the Company's revenues.

8.     Commitments and contingencies:

  (a)
  Contractual commitments:

        Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make payments as follows:

2003	$99,223
2004	139,286
2005	88,912
2006	56,252
2007	46,360
Thereafter	274,254

$704,287

  (b)
  Contingent liabilities:

  (i)
  Litigation:

    In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

  (ii)
  In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to adverse effects due to changes in tax laws, infringements by third parties related to intellectual property, and under certain supplier agreements, losses arising from claims by third parties against suppliers, including customers, in connection with the use of services and related equipment by the third party. The maximum amounts from these indemnifications cannot be reasonably estimated. Historically, the Company and the Predecessor have not made significant payments related to these indemnifications. The Company has also indemnified certain financial advisors regarding any liability they may incur as a result of their activity as advisors to the Company or to the holders of Senior Notes. There is no maximum limitation to such indemnification.

        The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

  (c)
  Letters of credit:

    In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at September 30, 2003, the Company had letters of credit outstanding of $1.2 million with nil drawn.

  (d)
  Collective bargaining agreement:

    As at September 30, 2003, approximately 20% or 788 employees of the Company were union members covered by collective bargaining agreements. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("UWSA") TC Local 1976. The collective bargaining agreements are in effect until December 31, 2003.

9.     Disposition of Contour Telecom Inc. and Argos Telecom Inc.:

        On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada) Inc. for approximately $7.4 million in cash. Additional cash consideration, which is conditional upon the final consolidated working capital balance of both Contour Telecom Inc. and Argos Telecom Inc., will be calculated once the working capital balance is finalized and agreed to by the parties, which is expected to occur in the quarter ending December 31, 2003.

  Total disposition costs are expected to be $0.4 million. Details of net assets disposed of are as follows:

Intangible assets	$5.4 million
Net assets other than intangibles	$1.8 million

QuickLinks

Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Condensed Financial Statements For the three and six months ended September 30, 2003 Management's Discussion & Analysis of Financial Condition and Results of Operations (Unaudited) (expressed in Canadian dollars)
Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Balance Sheets (in thousands of dollars) (unaudited)
Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Statements of Operations and Retained Earnings (Deficit) (in thousands of dollars, except per share amounts) (unaudited)
Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Statements of Cash Flows (in thousands of dollars) (unaudited)
Notes to Consolidated Condensed Financial Statements For the three and six months ended September 30, 2003 (Unaudited)
Notes to Consolidated Condensed Financial Statements For the three and six months ended September 30, 2003 (Unaudited)